                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (Amendment No. 1)*



                                 JNI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46622G105
          -------------------------------------------------------------
                                 (CUSIP Number)

        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                               (Tel) 239-262-8577
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 13, 2003
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

                               (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No.  46622G105                                                 Page 2 of 5
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities Only)
          Lloyd I. Miller, III.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /

                                                                      (b)  / /
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          PF, OO (See Item 3)
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                              / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
          NUMBER OF                      1,735,326 (See Item 5)
            SHARES               -----------------------------------------------
         BENEFICIALLY            8       SHARED VOTING POWER
           OWNED BY                      738,500 (See Item 5)
             EACH                -----------------------------------------------
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       1,342,826 (See Item 5)
             WITH                -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         1,131,000 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,473,826 (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN-IA-OO (See Item 3)
--------------------------------------------------------------------------------
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                                                                     Page 3 of 5


                         AMENDMENT NO. 1 TO SCHEDULE 13D


Introduction

            This constitutes Amendment No. 1 (the "Amendment") to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (the "Reporting Person" and/or "Miller"), dated February 28, 2003 ("Schedule 13D"), relating to the Common Stock, par value $0.001 per share (the "Shares") of JNI Corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

         (i) The second paragraph of Item 3. of Schedule 13D is hereby amended and restated as follows:

         "Pursuant to Irrevocable Trust Agreements in the form attached hereto as Exhibit 99.4, all of the Shares initially purchased in Trust C were transferred into grantor retained annuity trusts named MILGRAT I (U), MILGRAT I (Z), MILGRAT I (B), MILGRAT I (K), MILGRAT I (G), MILGRAT I (JJ) and MILGRAT I (P) (each a "MILGRAT I Trust" and collectively, the "MILGRAT I Trusts") and MILGRAT II (I) (the "MILGRAT II Trust", and collectively with the MILGRAT I Trusts, the "MILGRAT Trusts"). Pursuant to the Irrevocable Trust Agreements, each MILGRAT Trust makes an annuity distribution back to Trust C on the day prior to the first anniversary of each such MILGRAT Trust. Miller is named as the Trustee to each of the MILGRAT Trusts. Whereas the Reporting Person had shared dispositive and voting power for all Shares held by Trust C, the reporting person has shared dispositive but sole voting power for all Shares held by the MILGRAT Trusts. The Shares in Trust C were purchased at various times and at various prices."

Item 4.           Purpose of the Transaction
                  --------------------------

         (i) Item 4. of Schedule 13D is hereby amended and restated by inserting the following sentence immediately after the first sentence of the first paragraph:

         "The purpose of this Amendment is to report that since the filing of
Schedule 13D, the Reporting Person purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by the Reporting Person."

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

         "(a) Miller is deemed to beneficially own 2,473,826 Shares (9.3% of the outstanding Shares, based on 26,590,864 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
2002). As of the date hereof, 14,700 of such beneficially owned Shares are owned of record by Trust A-3; 720,800 of such beneficially owned Shares are owned of record by Trust A-4; 72,700 of such beneficially owned Shares are owned of record by MILGRAT I (B); 56,200 of such beneficially owned Shares are owned of record by MILGRAT I (G); 86,350 of such beneficially owned Shares are owned of record by MILGRAT I (JJ); 24,575 of such beneficially owned Shares are owned of record by MILGRAT I (K); 24,575 of such beneficially owned Shares are owned of record by MILGRAT I (P); 43,000 of such beneficially owned Shares are owned of record by MILGRAT I (U); 67,200 of such beneficially owned Shares are owned of record by MILGRAT I (Z); 17,900 of such


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                                                                     Page 4 of 5


beneficially owned Shares are owned of record by MILGRAT II (I); 1,335,826 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 2,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 2,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,000 of such beneficially owned Shares are owned of record by Catherine Miller GST; 2,000 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 1,000 of such beneficially owned Shares are owned of record by Lloyd Crider GST and 2,000 of such beneficially owned Shares are owned of record by Kimberly Miller."

         Item 5(b) of Schedule 13D is hereby amended and restated in its entirety as follows:

         "Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts, Lloyd Crider GST and Kimberly Miller, shared dispositive and sole voting for all shares held of record by the MILGRAT Trusts and sole voting power and sole dispositive power for all such shares held of record by Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, and Lloyd IV UGMA (see Item 6)."

         Item 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

         (c) The following table details the purchase of shares that were effected by Miller since the filing of Schedule 13D:


--------------------------------------------------------------------------------------------------------------------
                                                    MILFAM II, L.P.
--------------------------------------------------------------------------------------------------------------------

          Date of Transaction                 Number of Shares Purchased                   Price Per Share
--------------------------------------------------------------------------------------------------------------------
               3/6/2003                                 25,000                                  $2.78
--------------------------------------------------------------------------------------------------------------------
               3/14/2003                                 5,300                                  $2.70
--------------------------------------------------------------------------------------------------------------------
               3/18/2003                                20,000                                  $2.69
--------------------------------------------------------------------------------------------------------------------
               3/20/2003                                11,000                                  $2.70
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                     MILGRAT I (G)
--------------------------------------------------------------------------------------------------------------------
          Date of Transaction                 Number of Shares Purchased                   Price Per Share
--------------------------------------------------------------------------------------------------------------------
               3/11/2003                                31,200                                  $2.66
--------------------------------------------------------------------------------------------------------------------
               3/12/2003                                25,000                                  $2.55
--------------------------------------------------------------------------------------------------------------------




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                                                                     Page 5 of 5


         After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2003





                                By: /s/ Lloyd I. Miller, III
                                    -------------------------
                                        Lloyd I. Miller, III